FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                           For the month of March 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F    X             Form 40-F
                                 ---                      ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                     Yes                         No    X
                          ---                         ---
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                82 -
                                    -----------------------

                                                   Buenos Aires, March 21, 2003.
Sirs
Buenos Aires Stock Exchange
Attn: Mr. Roberto Charamoni
Present.
--------

 Ref: Letter CD 167968. Versiones periodisticas. Bankruptcy Petition Initiated against the Company.


         I, Maria Lucila Romero, acting as alternate Representative of Market Relations of Multicanal, (the "Company") with offices at Hipolito Yrigoyen 1628, 2nd Floor, Capital Federal (Tel. 4 375-3629 to 3638), hereby respond to the request for information referred to above.

         We inform you that the Company was notified yesterday and today of an identical resolution that was issued by the Judge in charge of the Commercial Court No. 4, Secretary No. 8 in matters Ocariz, Juan Martin v. Multicanal S.A.; Presa, Dolores v. Multicanal S.A., Mijic, Antonio and another v. Multicanal S.A.; Etchebarne, Celia v. Multicanal S.A.; Cinti, Cristina Anita Maria v. Multicanal S.A.; Tolusso, Roberto Angel v. Multicanal S.A.; Luna, Eulalia Juana
v. Multicanal S.A.; Martinez, Alejandro Gustavo v. Multicanal S.A.; Benedetti Grau, Marisa v. Multicanal S.A.; Olive, Mario v. Multicanal S.A.; Alvarez, Norberto Felipe v. Multicanal S.A.; Amendolara, Diego Jorge v. Multicanal S.A.; Reisz, Diana Isabel v. Multicanal S.A.; Falotico, Rafael v. Multicanal S.A.; Martin, Adolfo v. Multicanal S.A.; Varoni Celica, Juana v. Multicanal S.A.; Hourcade, Estela Leonor v. Multicanal S.A.; Villaveiran, Jose Luis v. Multicanal S.A.. and Basterreix, Hernan Osvaldo v. Multicanal S.A. The court's resolution orders the Company to demonstrate that it is not insolvent with respect to the bankruptcy petitions referred to above.

         The Company was granted three court business days from today's date to demonstrate that it is not insolvent and the Company is currently considering its course of action. You will be informed of any material development regarding this matter.

Sincerely,

                                                    Buenos Aires, March 25, 2003

Sirs
Buenos Aires Stock Exchange
PRESENT
-------                                                     Ref: Multicanal S.A.
                                       Bankruptcy Petitions against this Company
                                                                Note C.D. 167968

 Dear Sirs,

         I, Martin G. Rios, as Representative of Market Relations of Multicanal, (the "Company") with offices at Hipolito Yrigoyen 1628, 2nd Floor, Capital Federal (Tel. 4 375-3629 to 3638), in connection with the above-mentioned reference, hereby inform this Association that as of the date of this letter the Company has filed briefs in the following bankruptcy petitions: Ocariz, Juan Martin v. Multicanal S.A.; Presa, Dolores v. Multicanal S.A., Mijic, Antonio and another v. Multicanal S.A.; Etchebarne, Celia v. Multicanal S.A.; Cinti, Cristina Anita Maria v. Multicanal S.A.; Tolusso, Roberto Angel v. Multicanal S.A.; Luna, Eulalia Juana v. Multicanal S.A.; Martinez, Alejandro Gustavo v. Multicanal S.A.; Benedetti Grau, Marisa v. Multicanal S.A.; Olive, Mario v. Multicanal S.A.; Alvarez, Norberto Felipe v. Multicanal S.A.; Amendolara, Diego Jorge v. Multicanal S.A.; Reisz, Diana Isabel v. Multicanal S.A.; Falotico, Rafael v. Multicanal S.A.; Martin, Adolfo v. Multicanal S.A.; Varoni Celica, Juana v. Multicanal S.A.; Hourcade, Estela Leonor v. Multicanal S.A.; Villaveiran, Jose Luis v. Multicanal S.A. and, Basterreix, Hernan Osvaldo v. Multicanal S.A.

         Together with its filings, the Company, to demonstrate that it is not insolvent, deposited in escrow with the court the peso equivalent of the amounts claimed by the plaintiffs (converted at an exchange rate of U.S.$1.00 per Ps.1.00, adjusted by the CER), together with accrued interest at a rate of 8% and an amount for legal expenses. In addition, the Company appealed the court's resolution dated March 12, 2003, requesting that the court reconsider its conclusions regarding the validity of the claims in each bankruptcy petition.

         You will be informed of any material development regarding this matter.

         Sincerely,

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, March 26, 2003         By:  /s/ Adrian Meszaros
                                                     -------------------
                                                      Adrian Meszaros
                                                      Chief Financial Officer